SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Ryanair Holdings Plc

19 October 2004

Re: Holding in Company

A Letter from The Capital Group Companies, Inc dated 18 October 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 18 October 2004.

Re: Section 67 Notification

Company Secretary:


          Enclosed is a Section 67 Notification date 15 October 2004.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.

For the purposes of this notification an outstanding share balance of 754,316,084 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.


Vivien Tan

Compliance Associate

The Capital Group Companies, Inc.



A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 15 October 2004.


                       Notification of Interests

                      (Section 67 Companies Act 1990)



This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Captial International Limited, pursuant to Section 67 of the Companies Act, 1990.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (including ADRs)

Number of shares in which the Companies have a notifiable interest:

92,417,231 Ordinary Shares (including ADRs)

Name(s) of registered holder(s):

See Schedule B





As of 15 October 2004



Ryanair Holdings Plc



                                     Number of Shares                     Percent of Outstanding

The Capital Group Companies, Inc. (" 92,417,231                           12.252%
CG") holdings
Holdings by CG Management Companies
and Funds:
Capital Guardian Trust Company       11,131,900                           1.476%
Capital International Limited        37,358,368                           4.953%
Capital International S.A.           4,792,275                            0.635%
Capital International, Inc.          2,091,188                            0.277%
Capital Research and Management      37,043,500                           4.911%
Company



Schedule A




                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 19 October 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director